

June 9, 2011

<u>Via Mail and Facsimile (441-295-3494)</u>

Inger M. Klemp
Chief Financial Officer
Knightsbridge Tankers Limited
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08
Bermuda

> **Re:** **Knightsbridge Tankers Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed March 18, 2011**
> **File No. 000-29106**
> **Response Letter Filed May 25, 2011**

Dear Mr. Klemp:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism and we have the following comments. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Risk Factors, page 6</u>
<u>If our vessels call on ports located in countries that are subject to restrictions…, page 11</u>

1. We note your response to comment 1 in our letter dated May 11, 2011. Please confirm that your disclosure in future filings will clarify that, in addition to the fact that your vessels may call on ports Iran, your vessels have made port calls to Iran.

2. We note your response to comment 3 in our letter dated May 11, 2011. Please tell us the amount of revenue you received during the periods covered in the comment from the time charter of vessels that have called on ports in Iran.

3. We note that you did not respond to comment number 4 in our letter dated May 11, 2011, requesting that you tell us whether your charter parties/agreements include provisions relating to your vessels calling on ports in Iran, Syria, Sudan or Cuba. We re-issue the comment.

　　　　Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　Cecilia Blye, Chief
　　　　　　　　　　　　　　　Office of Global Security Risk

cc:　　Max Webb
　　　　Assistant Director
　　　　Division of Corporation Finance